CHINA GREEN AGRICULTURE, INC.
 3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an,
Shaanxi Province, People’s Republic of China 710065
Tel: +86-29-88266368

May 19, 2008

Mr. Max A. Webb
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

Re:	China Green Agriculture, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No.: 333-149135
Filed April 17, 2008

Dear Mr. Webb:

Reference is made to your comment letter, dated May 5, 2008 to China Green Agriculture, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto (Capitalized terms in our response letter not otherwise defined herein shall have the meanings ascribed to them in the subject registration statement.):

General

1.
While we note your response to prior comment 1, there is currently no established market for your shares. Please provide a fixed price in bold on the cover. In addition, please revise footnote (3) and throughout the prospectus, as appropriate, to clarify that shares will be sold at a fixed price until a market develops.

Response:

We propose a range of prices between $3.25 and $8.00 per share, in lieu of a fixed price because there is already an existing market for the Company’s common stock, but the prices at which the Company’s common stock has traded have been volatile. We also propose that the selling stockholders be required to sell within the range of prices only until such time as at least 2,000 shares of the Company’s common stock trade in any five consecutive trading days and have modified the Plan of Distribution accordingly. We believe, based on a review of the Company’s recent trading, as well as trading in other OTCBB companies that have recently undergone reverse mergers, that once 2000 shares are traded within a one week period, it is likely that the Company’s stock price would be relatively stable and the bid and ask prices would not have a large spread. We note that the Company’s common stock currently has five market makers publishing bid or ask prices.

2.
Please provide disclosure inside the prospectus describing the factors considered in determining the offering price. Refer to Item 505 of Regulation S-K. To the extent that the shares covered by this registration statement are offered at the same price as the shares sold in the December private placement, please explain why you do not believe that the registered shares should be offered at a higher price. We do not understand why investors would agree to purchase and sell shares without a possibility of making a profit.

Response:

We have included the factors considered in determining the offering price under “The Offering - Background” of the prospectus in addition to the inclusion into footnote (3) to the registration fee table. The Selling Stockholders are to sell the shares at prices from $3.25 to $8.00 in the prospectus and therefore, in most cases they would make a profit. However, we note that under recent market conditions, it is possible that investors would not sell at a profit.

The Company, page 8

3.
Refer to the discussion of the Techteam Purchase Price. It is unclear if you are stating that the Techteam Purchase Price was paid by Green New Jersey on January 2, 2008 and if the closing of the acquisition of Techteam occurred on January 2, 2008 or on August 24, 2007. Please advise if the closing was pending the full payment of the Techteam Purchase Price to the Techteam shareholders, or whether Green New jersey obtained effective control of Techteam on August 24, 2007 (notwithstanding that the purchase price had not been paid until January 2008). Refer to paragraph 48 of SFAS No. 141. Otherwise, if true, expand to clarify here, in MD&A, and elsewhere that the $4.09 million purchase price was paid by Green New Jersey to the shareholders of Techteam on August 24, 2007 (or the actual payment date in 2007) and that these shareholders, in accordance with the requirements of the Securities Purchase Agreement, subsequently returned this payment to Techteam in January 2008 for use as working capital. Also, disclose that the repayment will be reflected as contributed capital in your first quarter 2008 interim unaudited financial statements, as implied in your response to our prior comment 68.

Response:

The Techteam Purchase Price was paid by Green New Jersey: Green New Jersey wired out the Techteam Purchase Price from its U.S. account to its account designated by State Administration of Foreign Exchange (“SAFE”) in China on December 27, 2007 for currency conversion from dollars to Renminbi, the legal currency in China. The Techteam Purchase Price was further transmitted to Techteam’s account on January 2, 2008. (The money did not go to the Techteam shareholders based on the understanding that the Techteam’s shareholders agreed to cause the Techteam Purchase Price to be delivered to Techteam for use as working capital as required by the Securities Purchase Agreement.) We have clarified the foregoing throughout the prospectus.

Green New Jersey obtained effective control of Techteam on August 24, 2007. The closing was not pending the full payment of the Techteam Purchase Price. All the material and substantive incidents to closing had occurred on August 24, 2007. The payment of the Techteam Purchase Price was a post-closing covenant. Paragraph 48 of SFAS 141 provides that the date of acquisition ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued. This effectively occurred on August 24, 2007.

We have disclosed that the repayment is reflected as part of temporary equity in our financial statements for the fiscal quarter ended March 31, 2008.

4.
Refer to the second full paragraph on page 9. You state that the Techteam shareholders sold all their shares to Green New Jersey and then delivered all of the proceeds from the sale to Techteam. It is unclear what, if any, consideration was received and retained by the Techteam shareholders in exchange for their shares. Please revise to clarify.

Response:

In consideration of giving up ownership in Techteam for no cash repayment, Techteam shareholders are to receive shares of common stock from the Company. This arrangement is reflected in the Call Option Agreement by and between Mr. Yinshing David To and Mr. Tao Li, pursuant to which, Mr. Tao Li has the opportunity to acquire up to 6,535,676 shares of the Company’s common stock (the “Earn In Shares”), from Mr. To, upon the occurrence of the certain conditions described therein. We have put such disclosure into that section.

We rely on one provider for one of our principal raw material, weathered coal, page 14

5.
Please revise to clarify if these purchases are pursuant to a long-term contract. If so, file it. You may request confidentiality for pricing information if disclosing it might cause material harm. If there is no long-term contract, please disclose. Similarly, if the long-term contract does not provide for a fixed price, please disclose.

Response:

We do not have long-term contract with Lupoling. We made a determination that it is not in our best interests to be bound by such a contract because there is abundant weathered coal in China and we have several qualified weathered coal suppliers as backups. We can change suppliers, if we so chose, at any time, based on price or quality requirements and the change would incur only additional administrative expenses. We deleted this risk factor in Amendment No. 2 to Registration Statement after thinking further that it does not pose risk to us for the reason stated here.

Our sales have seasonal variations and adverse weather conditions could reduce demand for our products, page 15

6.
Please revise the third sentence to more clearly explain the impact of unseasonable weather conditions on your revenues. It is unclear whether the 30% fluctuation disclosed in this section indicates that seasonal factors have resulted in revenues 30% higher (or lower) than your average revenues or if the 30% margin represents the difference between your highest annual revenues and lowest annual revenues. Please explain. In addition, please make similar revisions to the fourth sentence in the last paragraph on page 37.

Response:

We have revised the sentence in the risk factor to clarify that the seasonal factors have resulted in revenues up to 30% higher (or lower) than the Company’s average revenues.

The industry in which we do business is highly competitive….page 15

7.
We note your response to prior comment 11 and your disclosure on page 68. Please revise, where you deem appropriate, to describe your specific competitive advantages and disadvantages relative to larger competitors.

Response:

We have revised our disclosure under Competitive Advantages to point out the Company’s competitive advantages and disadvantages to large competitors.

In the event unexpected changes occur in the PRC government policies….page 18

8.
Your disclosure indicates that the liquidated damages provision is triggered if the company is “no longer able to operate its business in China” due to governmental action. However, Section 4.16 of the Securities Purchase Agreement appears to indicate that liquidated damages will accrue if governmental action causes any “material adverse effect” that cannot be reversed or cured to the Investors’ reasonable satisfaction. Please revise your disclosure accordingly. In addition, please succinctly define the term “material adverse effect.”

Response:

We have revised our disclosure with respect to the liquidated damages due to unexpected governmental action in the risk factor accordingly. In addition, we have added the definition of the term “material adverse effect” in Selling Stockholders - Background/Securities Purchase Agreement (ii) of this prospectus.

A slowdown or other adverse developments in the PRC economy….page 18

9.	We note your response to prior comment 15. Please file consents for the use of this third-party information or confirm that the information is available to the public for free or for a nominal cost.

Response:

The information is available to the public for free.

Background, page 28

10.
While we note your response to prior comment 37 and your reference to the footnotes of the beneficial ownership table, please expand this section or your disclosure under “Our History” at page 55 to briefly describe the material terms of the ancillary agreements, including the escrow and earn-in agreements, entered into a connection with the private placement and the acquisitions of Green New Jersey and Techteam.

Response:

We have inserted summary on escrow under this section and put the description on earn-in shares under “Our History”.

Securities Purchase Agreement, page 29

11.	Please delete the last twelve words of the first sentence of this section as it does not appear that the company must be unable to operate in China in order for liquidated damages to accrue.

Response:

We have revised the referenced words.

12.
Your response to prior comment 8 indicates that the three covenants discussed in this section have been satisfied and the holdback escrow released. However, as of the date of y our most recent amendment, it does not appear that you have hired a permanent CFO. Please revise throughout the prospectus to clarify whether you have satisfied the three covenants described in this section and whether the escrow has been released.

Response:

As of the date of the Amendment No. 2 to the Registration Statement on Form S-1, the Company has hired a permanent CFO and we have revised the prospectus accordingly.

Investor Relations Firm, page 30

13.	Please file the agreement with CCG in the next amendment.

Response:

We have filed the agreement with CCG.

Results of Operations, page 38

14.
See your discussion paragraph of comprehensive income and its inclusion within the table of operating results. Please consider deleting this item along with the foreign currency translation gain (loss) item from MD&A, or expanding the narrative discussion to describe why it is meaningful for investors in understanding your results of operations and how it is to be viewed in relation to the measure of net income. For reference, see paragraphs 215 through 220 of FASB Concepts Statement No.6, “Elements of Financial Statements (a replacement of FASB Concepts Statement No. 3 - incorporating an amendment of FASB Concepts Statement No. 2).”

Response:

We have deleted the comprehensive income and foreign currency translation gain (loss) item from the MD&A.

15.
We note your response to our prior comment 35 with respect to your reportable business segments and the disclosure included under “Segment reporting” within “Critical Accounting Policies and Estimates.” We note your two reportable business segments are: fertilizer (Techteam) and agricultural products (Jintai). Please expand the disclosures under “Segment reporting” within MD&A and also in Note 2 to the June 30, 2007 audited financial statements to disclose the primary profitability measure used by the chief operating decision maker in allocating resources and assessing performance. If “operating income (loss)” is the primary segment profitability measure, so state. If not, please disclose the primary profitability measure used. Further, under the section of “Results of operation,” please provide a separate discussion of Techteam and Jintai’s segment profitability measure, as used by the chief operating decision maker. We refer you to SFAS No. 131, paragraph 29-31.

Response:

Our primary profitability measure is “operating income (loss)”. We revised our disclosures under “Segment reporting” with MD&A and Note 2 to the June 30, 2007 audited financial statements to disclose such measure.

Liquidity and Capital Resources, page 47

16.
See the paragraph that follows your table of contractual obligations. We note the disclosure made in response to the second half of our prior comment 30. We also note your separate tabular disclosure of ‘loans payable’ as of December 31, 2007. Please also indicate whether or not you have any revolving credit lines or letters or credit, and if so, the total availability and any amounts outstanding as of the most recent balance sheet date, and the repayment terms. If none, so state. If included within the table of loans payable, please further expand the descriptions in the table to indicate which short-term loans are credit facilities.

Response:

The Company does not have any revolving credit lines or letters of credit. We have put this statement into the paragraph that follows table of contractual obligations.

Property, plant and equipment, page 54

17.
In the second paragraph under this heading, clarify if you depreciate leasehold improvements over 3 to 5 years or the lease term, whichever is shorter. Also, reconcile this depreciable life with that disclosed in Note 2 to the June 30, 2007 audited financial statements for “Property, plant and equipment” related to ‘buildings and improvements’ of 10-40 years. Further ensure that the depreciable lives disclosed in MD&A reconcile with the lives disclosed in Note 2. For example, MD&A discloses 12 years. Please ensure consistency of all amounts and disclosures, including the depreciable lives shown in Note 2 to the December 31, 2007 unaudited interim financial statements.

Response:

We amortize Leasehold improvements over 3 to 5 years, or the lease term whichever is shorter.  Exclusive of this category property plant and equipment which are depreciated over 10-40 years.  The financial statements notes have been amended to clarify this policy and exclude the improvements from 10-40 years category.

18.
In this regard, if these discrepancies represent changes in accounting estimates that occurred subsequent to June 30, 2007, appropriate disclosures should be provided pursuant to paragraph 22 of SFAS No. 154. Additional disclosures may be required in MD&A as well.

Response:

The discrepancies do not represent changes in accounting estimates.

Our History, page 55

19.
We have reviewed your response to our prior comment 38. Please also disclose in this section the number of common shares issued to Mr. Tao Li in the Share Exchange, and the number of common shares that may be acquired by him. In this regard, also disclose the voting percentage held by Mr. Li and the additional potential voting percentage that may be acquired, and provide a cross reference to “Security Ownership of Certain Beneficial Owners and Management.” Disclose whether the 977,948 common shares issued to consultants to Techteam in connection with the Private Placement were also valued at $3.25 per share and tell us where you have reflected this expense in your December 31, 2007 interim unaudited financial statements.

Response:

We have revised our disclosure under “Our History” section according to your comment.

The number of shares issued in connection with the private placement was accounted for by netting them against the proceeds received. The amount of shares issued was 977,948 and there was no additional expense recorded for these shares.

Changes in and Disagreements with Accountants, page 85

20.
We have reviewed your changes made in response to our prior comment 51. However, please note that the Exhibit 16.1 letter from Schumacher & Associates, Inc. that was previously filed with the Item 4.01 Form 8-K ON February 1, 2008, is required to also be filed as an Exhibit to the Registration Statement on Form S-1. Refer to General Instruction VII.D.1 of the Form S-1, where it appears you are not eligible to incorporate by reference, and as such, are required to provide the disclosures required by Item 11(i) of the Form S-1. Please note that a separate consent from Schumacher & Associates, Inc. is also required to be filed as an Exhibit to the Registration Statement on form S-1.

Response:

We have included in the exhibit 16.1 to the Amendment No. 2 to the registration statement the letter from Schumacher & Associates, Inc. to the SEC which we filed on February 1, 2008. We have also included a separate auditor consent as exhibit 23.2 as requested.

Shaanxi Techteam Jinong Humic Acid Product Co., Ltd.
June 30, 2007 Audited Financial Statements

Note 6. Intangible Assets

21.
We note your response to our prior comment 60. Please also expand the disclosure to indicate whether the Government approved the transfer of the “land use right” by the shareholder to the Company. Separately, we note your response to prior comment 61. In the narrative discussion of “technology Know-How,” please clarify if the cost should be $771,819 rather than $710,883. Further, with the changes made for the amounts of costs and accumulated amortization, it would appear that the table of amortization expense for the next five years should also be increased. Please revise as appropriate.

Response:

The government has in had in fact approved the transfer of the “land use right.”
The disclosure has been expanded as follows:

Per the People's Republic of China's governmental regulations, the Government owns all land. However, the government grants the user a “land use right” (the Right) to use the land. The Company has recognized the amounts paid for the acquisition of rights to use land as intangible asset and amortizing over a period of fifty years which was approved by government. The governmental authorities approved the transfer of the Land use right by the shareholder of the Company on September 10, 2004, the specific authority was granted by the Planning and Construction Lands Authority of Yangling Demonstration Zone

The Cost is $771,819. The Note has been revised as follows:

TECHNOLOGY KNOW-HOW

The shareholder contributed the technology know-how on August 16, 2001. The technology know-how is recorded at cost of $771,819. This technology is the special formula to produce humid acid. The technology know-how is valid for 10 years. The technology know-how consists of the following as of June 30, 2007:

Technology Know-how	$771,819
Less: accumulated amortization	(453,365)
$318,454

Total amortization expenses of intangible assets for the years ended June 30, 2007 and 2006 amounted to $93,813 and $90,854 respectively. Amortization expenses of intangible assets for next five years after June 30, 2007 are as follows:

June 30, 2008	$96,323
June 30, 2009	96,323
June 30, 2010	96,323
June 30, 2011	96,323
June 30, 2012	96,323
Total	$481,615

Note 8. Accrued Expenses and Other Payables

22.
We note your response to our prior comment 64, including the disclosures in MD&A under “Payables to Others.” In MD&A, please clarify that $53,573 of the $543,209 amount represents an “Employee Advance” as shown in Note 8 to the audited financial statements, and identify the employee if they are an officer of the Company. Expand the disclosure in Note 8 to indicate the “other payable” are to unrelated parties.

Response

We have revised the MD&A to indicate the referenced information reflected above.
The revised note in the financial statements is as follows:

ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables comprised of following at June 30, 2007:

Payroll payable	$30,081
Welfare payable	173,376
Interest and other accrued expenses	61,315
Other levy payable	36,853
Employee advance	53,573
Other payable to unrelated party	489,637
Total	$844,835

All other payables are due in demand, and interest free.

There were no officers among the employee herein referred to.

Note 15. Subsequent Events

23.
Please clarify if Green Holding acquired the Company on August 24, 2007, as disclosed on page 6 and elsewhere in the Registration Statement on Form S-1, rather than on August 3, 2007. Similar change should be reflected throughout the financial statement footnotes and/or narrative disclosures included in your amended documents. The current disclosures are confusing.

Response:

Green Holding acquired the Company on August 24, 2007. The note has been corrected.

15.	SUBSEQUENT EVENTS

Green Agriculture Holding Corporation (“Green Holding”) acquired 100% outstanding shares of the Company on August24, 2007.Green Holding was incorporated on January 27, 2007 under the laws of the State of New Jersey with two shareholders initially owning 89% and 11% of stock equity of Green Holding. Green Holding, through its Chinese subsidiaries Techteam Jinong and Xi’an Jintai is engaged in the research and development, manufacture, distribution and technique support of green organic fertilizer.

China Green Agriculture, Inc.
December 31, 2007 and 2006 Unaudited Interim Financial Statements

Consolidated Balance Sheet, page F-1

24.
Reference is made to the risk disclosure revisions presented in response to our prior comment 18. We note that Section 4.16 of the Securities Purchase Agreement sets forth liquidated damages in an amount equal to the entire private placement proceeds plus interest in the event of certain PRC government actions or policies. For this reason, these securities appear to be redeemable upon the occurrence of an event that is not solely within the control of the issuer. As such, it appears that they should be classified outside of permanently equity. The initial carrying amount of these securities should be their fair value at the date of issuance. As these securities are not redeemable currently, and if you do not consider it probable that the securities will become redeemable, subsequent adjustment does not appear to be necessary. Please revise your presentation and disclosures to comply with the guidance set forth in EITF Topic D-98, including paragraph 15 thereunder, or advise.

Response

In accordance with Paragraph 4 of EITF topic D-98 we have reclassified the securities in question as temporary equity or mezzanine type instruments (reflected outside the permanent equity section) and valued them at fair value at the date of issuance in the consolidated financial statement.

Note 1. Organization and Description of Business

25.
As the acquisition of Green Agriculture occurred in December 2007, the reverse acquisition/recapitalization should be reflected in the historical financial statements. This guidance applies to the August 2007 transaction as well. We note that you have appropriately used this presentation for the unaudited six month period ended December 31, 2006. Please revise to also replace the separate audited financial statements of the various entities with a single set of financial statements. The current presentation is confusing.

Response

We note that the acquisition by Green Agriculture Holding Corporation of Shaanxi Techteam Jinong Humic Acid Product Co., Ltd. occurred in August 2007. The financial statements of Green Agriculture Holding Corporation as of June 30, 2007 show $0 revenue/expenses and $0 for total assets/total liabilities and equity. In other words, the financial statements of Shaanxi Techteam Jinong Humic Acid Product Co., Ltd. represent, in reality, the combined position of the two entities. The Company filed separate sets of financial statements of the two entities at June 30, 2006 as the audit was conducted on separate entity level.

26.
We note that you disclose that “Green Agriculture and Jinong are under common control because they are under common management,” and as such, you used historical cost accounting to account for the acquisition. Your disclosures are not clear as to whether and how there was common ownership between these two companies, prior to the acquisition. Also, clarify in your disclosures if the acquisition occurred on August 3, 2007 or August 24, 2007 and, further disclose the last sentence in the second paragraph of your response to prior comment 69, as it appears it was excluded from your revised disclosures.

Response

We have corrected the inaccurate disclosure. The acquisition has been recorded as the recapitalization of the operating entity and it does not involve the entities under common control.

27.
In this regard, you state on page F-46 that the merger of Green Agriculture Holding with Techteam will be accounted for as a recapitalization of Techteam with Techteam being treated as the continuing entity. In contrast, you refer to this merger as a combination of entities under common control on page F-5. The two representations appear contradictory. Please explain this inconsistency to us in detail in your written response and revise your footnote to clarify. Further, if you believe that Green Agriculture Holding and Techteam were under common control, please provide support for your conclusion by providing us with a list of the shareholders of each entity prior to the combination. We are particularly concerned because it appears that Tao Li may have founded, substantially owned and controlled Techteam while Yinshing David To appears to have substantially owned and controlled Green Agriculture Holding. Please advise.

Response

We have corrected the inaccurate disclosure. The Financial Statements now show acquisition of the operating entity under the reverse acquisition.

28.
Finally, if the actual acquisition of Techteam by Green Agriculture Holding did take place in August 2007, please show us how the transaction was recorded. In your written response, please provide us with a supplemental pro forma balance sheet, an accompanying narrative and a summary of the book entries recorded at the acquisition date. Also, explain why, if Tao Li received cash rather than common stock in the August acquisition, he would subsequently elect to contribute that cash to China Green Agriculture before he owned any shares. We may have further comments upon review of your response.

Response

Green Agriculture Holding Corporation (“Green Holding”, “the Company”) acquired 100% outstanding shares of Shaanxi Techteam Jinong Humic Acid Product Co., Ltd. (Teach Team) on August 24, 2007 by issuing its total shares outstanding, amounting $10, to the former shareholders of Teach team.

Please see attached supplemental pro forma balance sheet, reflecting the above transaction.

With respect to Mr. Li’s election of cash or stock -

First, in terms of timing, the cash for Green New Jersey to acquire Techteam came from the proceeds of the December Private Placement. Therefore, as a matter of fact, Mr. Tao Li could not get cash for the sale of Techteam prior to the Closing of the Private Placement which occurred on December 26, 2007.

Second, in terms of consideration, in consideration of his giving up cash, Mr. Tao Li has the opportunity to acquire up to 6,535,676 shares of the Company’s common stock (the “Earn In Shares”) as we described in the prospectus under “Security Ownership of Certain Beneficial Owners and Management”. Essentially, Mr. Li will get the common stock ownership in the U.S. public company level in giving up his ownership and cash consideration at the PRC operating company level.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Segment Reporting

29.
We note your response made to our prior comment 70. However, please expand the disclosures in footnotes (1) and (2) to the table to describe the nature of the reconciling items for “Green Agriculture” and the “Company.” It is not clear as to why these reconciling amounts are shown in the table. Please tell us in more specific detail as to the necessity of these reconciling items and why you distinguish them between those of Green Agriculture and the Company.

Response:

The reconciling items represent unallocated parent company assets or expenses. We have expended the disclosure in the note to describe them.

Note 6. Intangible Assets

30.
We note your response to our prior comment 71. It is unclear why the exchange rate difference has been reflected as an increase adjustment to the gross cost basis of ‘land use right’ and ‘technology know-how,’ from June 30, 2007 to December 31, 2007, rather than reflecting the difference as a component of other comprehensive income. Please revise whereby the only change in the cost basis would be due to additions or deletions of theses assets during the six months ended December 31, 2007, or tell us your reasons under the accounting literature for this adjustment. Your explanation should be detailed and specific.

Response:

Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, requires that all assets, liabilities, and operations of a foreign entity be measured using the functional currency of that entity. Functional currency is defined as the currency of the primary economic environment in which the entity operates—that is, the currency in which the entity primarily generates and expends cash. The Company’s functional currency is Chinese RMB.

For assets and liabilities, FASB Statement No. 52, Foreign Currency Translation, paragraph 12, requires the use of the exchange rate at the balance sheet date. For revenues, expenses, gains, and losses, the exchange rate at the dates on which those elements are recognized shall be used.

Per Para 13, if an entity's functional currency is a foreign currency (such as China Green Agricultural, Inc.), translation adjustments result from the process of translating that entity's financial statements into the reporting currency. Translation adjustments shall not be included in determining net income but shall be reported in other comprehensive income.

Based upon above, the Company translates all the asset and liabilities at the rate prevalent on the Balance Sheet date and reflects the translation adjustments resulting from the process of translating as “other comprehensive income” (excluded from the Net income) in the Statements of income. Such comprehensive income is shown a cumulatively item in the Balance Sheet and is reflected as “Accumulated other comprehensive income” in the equity section, as required by FASB No. 52.

Note 15. Stockholders’ Equity

31.
We have reviewed your response to our prior comment 19. Please expand the disclosures in this audited footnote to also discuss the significant terms of the Registration Rights agreement, including your being subject to liquidating damages in connection with your Registration Statement on Form S-1. Refer to paragraph 12 of FSP. No. EITF 00-19-2 for guidance.

Response

We have amended the disclosures to include the information required in

FSP EITF 00-19-2, as follows:

New Disclosure

Registration Rights Agreement.

Within 45 days of the closing of the Private Placement (the “Filing Date”), the Company was obligated to file a registration statement with the Commission covering and registering for re-sale all of the common stock offered and sold in the Private Placement. If a registration statement was not filed by the Filing Date, we would have been obligated to pay the Investors liquidated damages equal in amount to one percent (1%) of the principal amount subscribed for by the Investors for each month (or part thereof) after the Filing Date until the registration statement is filed (“Filing Damages”).

If the registration statement is not declared effective by the Commission within 150 days after the closing of the Private Placement (the “Effective Date”), we will be obligated to pay liquidated damages to the Investors equal in amount to one percent (1%) of the principal amount subscribed for by the Investors for each month (or part thereof) after the Effective Date until the registration statement is effective (“Effectiveness Damages”).

The aggregate of Filing Damages and Effectiveness Damages is subject to a cap of ten percent (10%).

Age of Financial Statements

32.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Response:

We have included the nine months ended March 31, 2008 interim financial statements in the Amendment No. 2 to the registration statement.

Accountants’ Consents

33.
Refer to the consent of Kabani & company, Inc. The consent should also refer to the “Changes in and Disagreements with Accounts” section of the filing and any other place where their name is disclosed.

Response:

We have the consent revised accordingly.

33.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:

We have included the currently dated accountant’s consents and will keep the manually signed ones on files for five years.

Amended Form 10-QSB (Quarter Ended December 31, 2007)

35.
Upon resolution of our comments, please revise to reflect comments issued above on the Registration Statement on Form S-1 in an amendment to the December 31, 2007 Quarterly Report on Form 10-QSB filed on April 22, 2008. The Form 10-QSB should be amended, prior to requesting effectiveness of the Form S-1.

Response:

We will file the Amendment No. 2 to the Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2007 prior to requesting effectiveness of the Form S-1.

We enclose herewith a black lined copy of the registration statement for your convenience. In accordance with your request, on behalf of the Company we represent as follows:

•
the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

China Green Agriculture, Inc.

By:	/s/ Tao Li
Tao Li
President and
Chief Executive Officer

Supplemental Statement of financial position
Pro Forma Presentation
acquisition of Techteam by Green Agriculture Holding
The Following reflects the share exchange made on August 24, 2007(1)

	Techteam	Green China	Adjustments				Pro Forma
		Holdings	dr		cr

	6/30/2007	8/27/2007					8/27/2007

Current Assets	4,136,058	-					4,136,058

Property plan and Equipment	11,800,638	-					11,800,638

Intangible Assets	1,163,078	-					1,163,078

Total Assets	17,099,774	-					17,099,774

Current Liabilities	8,334,420	-					8,334,420

Stockholder Equity

Share Capital	2,653,287	10	1	2,653,287			10
Statutory Reserve	880,252		1	880,252			-
Paid in Capital	-				1	3,533,539	3,533,539
Retained Earnings	4,988,097	(10)					4,988,087
Other Comprehensive Income	243,718						243,718
	8,765,354	-		3,533,539		3,533,539	8,765,354

Liabilities and Equity	17,099,774	-					17,099,774

(1)
To reflect the acquisition of 100% outstanding shares of Shaanxi Techteam Jinong Humic Acid Product Co., Ltd. (Tech Team) by Green Agriculture Holding Corporation (Green China Holdings) as in August 2007, by issuing of $10 Share capital (representing the 100% outstanding shares of Green China Holdings at the date of acquisition) to the former owner of Tech Team

(2)	There was no operations by Green China Holdings through August 24, 2007, therefore, no proforma statement of operations is necessary